================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                           KESTREL EQUITY CORPORATION
                 (Name of small business issuer in its charter)




          ARIZONA                                                 86-0869877
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)



                               11166 Burbank Blvd.
                            North Hollywood, CA 91601
                                 (818) 760-7007
          -------------------------------------------------------------
          (Address and telephone number of principal executive offices)


           Securities to be registered under Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered                               each class is to be registered

      NONE                                                    N/A
----------------                                       ----------------

           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                ----------------
                                (Title of class)

================================================================================

                             DESCRIPTION OF BUSINESS


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         THIS FORM 10-SB CONTAINS CERTAIN STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934 AND SECTION 27A OF THE SECURITIES ACT OF 1933. THE WORDS "EXPECT", "ESTIMATE", "ANTICIPATE", "INTEND", "BELIEVE" AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS REFLECT THE CURRENT VIEWS OF THE COMPANY REGARDING FUTURE EVENTS AND ARE SUBJECT TO CERTAIN RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE RISKS AND UNCERTAINTIES NOTED. SHOULD ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD THE UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN AS ANTICIPATED, BELIEVED, ESTIMATED, EXPECTED OR INTENDED. IN EACH INSTANCE, FORWARD-LOOKING INFORMATION SHOULD BE CONSIDERED IN LIGHT OF THE ACCOMPANYING MEANINGFUL CAUTIONARY STATEMENTS HEREIN.


GENERAL

         Kestrel Equity Corporation, an Arizona corporation (the "Company" or "Kestrel") was incorporated in Arizona on December 14, 1993 under its original name Arizona Taxpros & Insurance Wholesalers, Inc. On September 30, 1997, the Company filed Articles of Amendment to its Articles of Incorporation changing the Company's name to Kestrel Equity Corporation. Since its inception in 1993, the Company has had no active operations. On July 20, 1999, the Board of Directors approved an Acquisition Agreement and Plan of Reverse Merger, which was executed by the Company on December 3, 1999, pursuant to which the Company would acquire Stereo Vision Entertainment, Inc., a Nevada corporation ("Stereo Vision") by means of a reverse merger whereby Stereo Vision will be merged with and into the Company (the "Merger"). The Company has obtained the approval of a majority of the Company's shareholders and intends to file the Articles of Merger with the State of Arizona on or about December 27, 1999. Pursuant to the Merger, each share of Stereo Vision common stock outstanding will be exchanged for 120 shares of the Company's common stock, $.001 par value (the "Common Stock"). As a result of the Merger, the separate existence of Stereo Vision will cease and the Company will remain as the surviving corporation. Following the Merger, the Company plans to amend its Articles of Incorporation to change its name to Stereo Vision Entertainment, Inc. and to change its state of incorporation from Arizona to Nevada (the "Reincorporation"). The Reincorporation will be accomplished through the merger of the Company with and into a wholly-owned subsidiary which will be formed in the state of Nevada for the sole purpose of effecting the Reincorporation.

         The Company's creative advisors have been entertainment and music industry innovators, with over 50 years of experience in the motion picture technology and production business and over 40 years of experience in the global music industry. Since 1968, several of the Company's creative advisors have been actively involved in technology development and the production, distribution and exhibition of high quality 35 mm and 70 mm three-dimensional ("3-D") films, featurettes, commercials and film shorts. Following the Merger, the Company intends to implement a competitive and compelling strategy to theatrically produce and distribute new and existing 3-D feature films and to produce and distribute a series of live action special events in 3-D via closed circuit television and Internet-based web-casts. The Company's production capabilities and expertise will also be extended to serve other ancillary entertainment and promotional markets. Finally, the Company intends to establish a Internet-based music portal and record label site where it will distribute motion picture soundtracks from its 3-D films, as well as other original recordings.


3-D MARKETS

         3-D entertainment markets are currently characterized by relatively short content (one hour or less), and explosive action in color, images, events or scenery. Prime 3-D markets include music videos, action television programming, nature documentaries, sports events, promotional material, merchandising tie-ins, and specialized films for location-based visual entertainment. The Company believes that with continued technological development the re-emergence of full-length 3-D movies may reappear in the near future.

         The total potential visual entertainment market for the Company's 3-D technology is estimated to be $91 billion, and encompasses three distinct entertainment industries - broadcast and cable television, video software and motion pictures. In addition, location-based entertainment theaters represent a profitable and rapidly growing market segment.

BROADCAST AND CABLE TELEVISION INDUSTRY

         Initial 3-D penetration of visual broadcast markets will be focused on sports events, music videos and special programming. As the mass television audience acquires 3-D viewers, the Company believes the scope of 3-D programming will expand. Syndicated 3-D programs, or even dedicated time slots or channels may be broadcast in 3-D and could facilitate widespread video software and motion picture opportunities.

         Household television penetration in the United States now exceeds 98% of total households, with nearly 100% being color television sets. Currently, the television population in the United States exceeds 217 million sets, with the average household having a television on for over seven hours each day. The Company believes there is substantial opportunity for enhancing the television viewing experience with 3-D technology.

VIDEO SOFTWARE INDUSTRY

         Video software is an $18 billion retail industry divided almost equally between sales and rentals. Over 75 million households in the United States have videocassette recorders. Currently, distribution of 3-D content to the home entertainment market is nearly non-existent. The distribution of video software is primarily controlled by specialty video stores, such as Blockbuster Entertainment. These video specialty stores generate over 80% of total revenue from video rentals.

MOTION PICTURE INDUSTRY

         The motion picture industry generates gross revenues in excess of $13 billion annually (including foreign sales). The business of the motion picture industry may be broadly divided into two major segments: production, involving the development, financing and making of motion pictures, and distribution, involving the promotion and exploitation of completed motion pictures. The motion picture industry currently represents a smaller 3-D market than either television or video. The Company believes that this is in part due to the prohibitive cost associated with producing and exhibiting full-length 3-D feature films. However, the Company believes that it may become an important market for 3-D technology licensing. Much of the content of the video software industry originates from the motion picture industry. The Company believes that recent technological innovations will result in an increase in the number of 3-D feature films produced. As content suppliers adopt the 3-D format, the Company will attempt to actively negotiate licensing agreements with the motion picture industry.

LOCATION-BASED ENTERTAINMENT THEATERS

         The Company believes that there is an increasing worldwide demand for a variety of out-of-home entertainment options. The Company's goal is to become a provider of a complete line of services and products to support the design, development and operation of specialty format theater attractions. These products will include 3-D film-based software and projectors in the video simulation, large format and specialty venues attractions.


3-D ENTERTAINMENT PRODUCTS

3-D MOTION PICTURE AND PHOTO OPTICAL PRODUCTS

         Traditional true stereo or 3-D production techniques have required the use of two cameras locked together to produce two strips of film, one for the right eye and one for the left eye. To project the film two projectors are also required along with a reflective screen surface for polarized viewing. Because two cameras and two projectors are required, as well as twice the film, the expense for both production and exhibition of traditional 3-D films is significantly greater than for standard two-dimensional ("2-D") formats.

         Following the Merger, the Company will have rights and access to certain patented and proprietary technology, that allow for high-quality 3-D production at a cost equivalent to 2-D formats. This technology employs a dual element, single lens technology that can shoot 35mm or 70mm 3-D productions with one standard camera, as opposed to two synchronized cameras, and allows the films to be exhibited through a single projector. The system also allows for the production of 2-D and 3-D products simultaneously. To create the 3-D effect, the audience uses either polarized glasses or electronic glasses that separate the left and right eye images. The Company believes that this 3-D system offers consumers one of the most realistic 3-D experiences available today.

3-D PRODUCTIONS

         Following the Merger, the Company will own the rights, and intends to begin production on several 3-D feature films. In addition to these productions, the Company will have license agreements to re-release a slate of existing 3-D feature films. The Company also intends to provide production capability services to produce 3-D entertainment products to other independent organizations including independent production companies, major studios, theme parks, casinos and corporate markets such as advertising agencies.

EXHIBITION AND DISTRIBUTION NETWORK

         It is planned that theatrical releases of 3-D productions will be achieved using the Company's unique turnkey distribution solution. Stereo Vision currently owns over 800 3-D projection systems. Unlike other wide screen 3-D solutions, the exhibition of the Company's 3-D entertainment products will not require spending millions of dollars on the construction of specialized venues or on the purchase of specialized projection hardware to view "theme park" quality 3-D films. By using the Company's system, superior 3-D special effects can be achieved at a fraction of the costs of competing solutions.

MARKETING, DISTRIBUTION AND PROMOTIONS

         The Company's primary function is to facilitate the production and distribution of its 3-D technology, as well as the establishment of new, innovative platforms for the presentation of 3-D media.

         The Company intends to market its 3-D technology by providing the industry with the necessary tools to allow for 3-D production and viewing within the current 2-D infrastructure. This will be accomplished by the following:

(i) Producing and distributing 3-D content for the video, broadcast television and motion picture industries; (ii) Establishing special theaters for showcasing 3-D content; (iii) Creating a mass audience and mainstream distribution channel; and (iv) Licensing the technology to the entertainment industry.

         The Company also intends to include sponsorship opportunities for its own original productions, as well as for third parties. Sponsorship activities will include branding 3-D glasses for live events, and developing custom corporate 3-D images, campaigns and messages. The Company also intends to offer, and is capable of delivering, 3-D products in a full spectrum of 3-D formats which include film, video, DVD, the Internet and print.

ANCILLARY PRODUCTS, MERCHANDISING AND LICENSING

         In addition to servicing the proprietary and wholesale promotion industries, the Company intends to establish a website dedicated to the sale of 3-D related retail products. The website will offer 3-D viewers, slides, holograms, lenticular images and various types of 3-D glasses for viewing 3-D content on television or over the Internet.

3-D BROADCASTING

         The Company recognizes and has taken action to participate in other "new" opportunities and markets that can utilize its 3-D technologies. The Company plans to work with major live event productions to create original live 3-D content that will then be broadcast via satellite and Internet web casts. The Company believes that broadcasting live events in 3-D is an attractive means of adding value and perspective. The Company believes that it will have the ability to offer 3-D broadcast services in the near future.

MUSIC

         The Company intends to establish an Internet music portal/record label site to distribute both music property it acquires and music sound tracks it produces for its 3-D and independent feature films. As part of its plan, the Company recently acquired certain rights to music properties from Mr. Don W. Johnston, including a 60% interest in the Carl Perkins' recording "Go Cat Go," and a 17-song compilation, including recordings by Jimi Hendrix, John Lennon, George Harrison, Paul McCartney, Ringo Starr, Tom Petty and the Heartbreakers, Bono, Willie Nelson, Johnny Cash, John Fogerty, Paul Simon, Eric Clapton, Charlie Daniels, Clarence Clemons, Joe Walsh, Billy Preston and others.


BUSINESS EXPANSION; CAPITAL GROWTH

         The Company intends to position itself to evolve into a vertically integrated, diversified global media entertainment company. The Company intends to acquire a number of diversified entertainment companies that will allow for the pursuit of opportunities currently available in the global marketplace. The Company believes that synergism among its divisions will allow the Company to effectively compete for its incremental share of the global consumer's discretionary expenditures. The Company intends to finance its business expansion and acquisitions through the sale of equity securities.

         The ability of the Company to implement its business strategy depends upon its ability to successfully create, produce, and market entertainment or products for exhibition in theaters and home markets. The size and quality of the Company's library of film software titles is a material factor in competing for sales of the Company's attractions and developing the Company's base of recurring revenue.

         The Company intends to produce and develop specialty films and videos for its library. While the Company may enter into participation, licensing or other financial arrangements with third parties in order to minimize its financial involvement in production, the Company will be subject to substantial financial risks relating to the video software. The Company expects that it will typically be required to pay for the production of software during the production period prior to release but will most likely be unable to recoup these costs from revenues from exhibition licenses prior to 24 to 36 months following release.

         The Company anticipates generating revenues from several sources, including, production and distribution of new and existing 3-D feature films and providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet.


MANAGEMENT OF GROWTH

         In order to maximize potential growth in the Company's market opportunities, the Company believes that it must expand rapidly and significantly upon its entrance into the marketplace. This impetus for expansion will place a significant strain on the Company's management, operational and financial resources. In order to manage growth, the Company must implement and continually improve its operational and financial systems, expand operations, attract and retain superior management and train, manage and expand its employee base. The Company cannot guarantee that it will effectively manage the rapid expansion of its operations, that its systems, procedures or controls will adequately support its operations or that the Company's management will successfully implement its business plan. If the Company cannot effectively manage its growth, its business, financial condition and results of operations could suffer a material adverse effect.

         The Company expects that it will require additional equity and/or credit financing prior to becoming cash self-sufficient. There can be no assurances that the Company will successfully negotiate or obtain additional financing, or that it will obtain financing on terms favorable or acceptable to it. The Company does not have any commitments for additional financing. The Company's ability to obtain additional capital depends on market conditions, the global economy and other factors outside its control. If the Company does not obtain adequate financing or such financing is not available on acceptable terms, the Company's ability to finance its expansion, develop or enhance products or services or respond to competitive pressures would be significantly limited. The Company's failure to secure necessary financing could have a material adverse effect on its business, prospects, financial condition and results of operations.


GOVERNMENT REGULATION

         The Classification and Rating Administration of the Motion Picture Association of America, an industry trade association, assigns ratings for age-group suitability for motion pictures. The Company plans to submit its pictures for such ratings. Management's current policy is to produce motion pictures that qualify for a rating no more restrictive than "R."

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

         The Company's success depends substantially upon its proprietary technology. The Company will rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements, to protect its proprietary rights. The Company's predecessor maintained a policy of obtaining patent protection and Stereo Vision currently has the following patent pending:

         PATENTS PENDING:  One-High Speed for Above and Below 3-D Cameras

         Stereo Vision also has technology in development that has grown out of previously patented technology held by Stereo Vision or its predecessors. The Company intends to obtain patent protection for this proprietary technology as well. The Company can give no assurance that such patents will be granted or that third parties will not claim infringement with respect to current or future technology developed by the Company.

         Distribution rights to motion pictures are also granted legal protection under the copyright laws of the United States and most foreign countries. These copyright laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, artwork, still photography and motion picture properties are each separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended.


COMPETITION

         The Company will compete with a large array of diverse global media conglomerates, upstart "entertainment, information and commerce" companies, as well as with a number of smaller, independent production companies. Currently, no companies have established a substantial presence in the 3-D video software home market. The competitive environment in this market consists of limited suppliers of 3-D viewers and content (DVD, CD-ROM, videotape) kits such as V-REX, VIDMAX, and others. Conversely, competition in the special venue markets (theatrical) is much more developed. Currently, there are five companies, other than the Company, that have carved a substantial niche in special venue markets. They are as follows:

         o IMAX - the most formidable presence in both hardware and software special format entertainment. The fact that IMAX uses a 15 perforation 70 mm system limits its ability to market 3-D content. As the leading 3-D content hardware and software provider, however, IMAX is regarded as the Company's foremost competitor in special venue markets.

         o IWERKS - a company that specializes in "ridefilm," an experience that combines motion simulation with visual immersion and functions in either a fixed base or portable capacity.

         o SHOWSCAN - also specializes in motion simulation entertainment for specialty theaters. Showscan operates approximately 50 theaters in 19 countries.

         o CINEMA RIDE - a minor competitor in specialty theater and motion simulated entertainment. Cinema Ride technology combines 3-D films with motion to provide unique on-screen action.

         o NEW VISUAL ENTERTAINMENT - is a company that is involved in the development, design and distribution of software techniques, videos and theaters for 3-D entertainment. However, this company has generated minimal revenues to date and is not considered to be a significant competitor of the Company.

         The Company's other current and potential competitors include:

         o  Fox, Disney, Warner Bros., Universal and others
         o  Globcast, Vyvx and COMSAT World Systems
         o  Universal music, EMI, BMG and others

         A portion of these companies compete for motion picture projects and talent and are producing motion pictures that compete for exhibition time at theaters, on television, and on home video with pictures produced by the Company. Other companies compete in areas of satellite production and transmission services and music production, distribution and promotion. In regards to motion picture production, the Company has positioned itself to initially target a niche segment of the industry which management believes is under-serviced. The Company's innovative 3-D technology combined with lower cost production and exhibition is anticipated to achieve favorable results in effectively competing and establishing itself in the marketplace. The Company also intends to use its core competencies in areas of music production and satellite transmission and production services to diversify and compete in the global marketplace.

         Many of the Company's competitors have operating histories, larger customer bases and significantly greater financial, marketing and other resources. Certain of the Company's competitors have the financial resources to devote greater resources to marketing and promotional campaigns and devote substantially more resources to technology development. Increased competition may result in reduced operating margins.


EMPLOYEES

         As of December 15, 1999, the Company employed three full-time employees. The Company considers its employee relations to be satisfactory at present.


PLAN OF OPERATION

         The following discussion should be read in conjunction with the Company's audited financial statements.

         The current plan of Kestrel Equity Corporation incorporates operational resources that will make 3-D media a mainstream entertainment form. The Company plans to reach the mass market by aligning itself with already-established, branded products and titles for the production, promotion and distribution of 3-D products. The Company's management intends to aggressively evaluate and pursue production opportunities in order to increase the Company's content library and maintain a leadership position as the foremost provider of 3-D products.

         As a development stage enterprise, the Company has minimal historical operations and negative cash flows. In order to satisfy cash requirements for the Company's production and revenue goals, management must obtain working capital through either debt or equity financing. For the purpose of general operations and production needs, the Company anticipates the need for funding of approximately $7 million over the next 12 months. Such funding may be accomplished through public financial markets, private offerings of equity or debt, and joint venture opportunities.

         Financial characteristics of the industry include a relatively low cost of goods sold with substantial operating expenses. Operating expenses are primarily attributable to content production and are incurred in total prior to any income realized from the product. Once content is produced, however, it is an asset that may be distributed through multiple channels repeatedly over time. As a result of front-end production costs, the Company anticipates a net loss for fiscal 1999 and fiscal 2000.

         The entertainment industry is highly competitive in the production and distribution of content. Although there can be no assurances of any capital appreciation or sufficient revenues to produce quarterly dividends, the Company believes that due to expansion and diversification of programming, an opportunity exists for the introduction of a new mainstream entertainment format.


                             DESCRIPTION OF PROPERTY

         The Company's principal executive offices are located at 11166 Burbank Blvd., North Hollywood, California 91601 and consist of approximately 2,500 square feet leased on a month-to-month basis. The monthly rent for the property is $1,250. The Company maintains a research and development office and storage warehouse facility at 3815 Burbank Blvd., Burbank, California 91505 which consists of approximately 1,000 square feet. This facility is also leased on a month-to-month basis for the monthly rent of $900. The Company also leases on a month to month basis various storage facilities for its equipment inventory that consists of approximately 1,500 square feet of additional space at a monthly rent of $1,500. The Company also shares office space with the Law Firm of Phillips, Haskett & Ingwalson in San Diego, California. The Company does not pay rent for the use of this space. The Company also rents housing in Studio City, California for use by its out-of-town officers, directors and employees. The monthly rent paid for this corporate housing is $4,000.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES


MANAGEMENT

         The following table sets forth the names, ages, and positions of the executive management team of the Company:

Name                                Position                                                     Age
----                                --------                                                     ---
Frederick C. Phillips               President, Secretary, Treasurer and Director                 54

Dr. Dale A. Rorabaugh               Chairman of the Board-Nominee                                55

John Kookootsedes                   President and Chief Executive Officer-Nominee                39

Lawrence P. Kallett                 Executive Vice President, Secretary, Treasurer
                                    and Director- Nominee                                        41

Lance Putnam                        Director-Nominee                                             47


FREDERICK C. PHILLIPS- PRESIDENT, SECRETARY, TREASURER AND DIRECTOR. Mr. Phillips has served as the sole officer and director of the Company since May 1999. Mr. Phillips is a partner and practicing attorney with the San Diego based law firm of Phillips, Hasket and Ingwalson. Mr. Phillips will resign from all positions with the Company upon completion of the Merger. He obtained his B.A. from Northwestern University and his J.D. from Stanford University.

DR. DALE A. RORABAUGH - CHAIRMAN OF THE BOARD-NOMINEE. Upon the effective date of the Merger, Dr. Rorabaugh will be appointed Chairman of the Board of Directors of the Company . Dr. Rorabaugh currently serves as Chairman of the Board of Dicon, Inc., a technology-based company involved in the research and development for the use of microprocessor equipment in the optical industry. Dr. Rorabaugh also serves as Chairman of the Board of VisionSite.com, an Internet vision care company and Lumalite, a technology-based company involved in the design and implementation of curing lights for the dental and medical industry. Dr. Rorabaugh earned a Bachelor of Science in Physiological Optics and a Doctor of Optometry degree from the University of California, Berkeley.

JOHN KOOKOOTSEDES - PRESIDENT AND CHIEF EXECUTIVE OFFICER-NOMINEE. Upon the effective date of the Merger, Mr. Kookootsedes will be appointed President and Chief Executive Officer of the Company. From 1995 to 1999, Mr. Kookootsedes served as President and Chief Executive Officer of the Chanteclair Restaurant Group. From 1992 to 1995, Mr. Kookootsedes served as President and Chief Executive Officer of Willis Corroon Corporation. Mr. Kookootsedes earned a Bachelor of Science Degree in Business Administration from Ohio State University.

LAWRENCE P. KALLETT - EXECUTIVE VICE PRESIDENT, SECRETARY, TREASURER AND DIRECTOR-NOMINEE. Upon the effective date of the Merger, Mr. Kallett will be appointed Executive Vice President, Secretary, Treasurer and Director of the Company. From 1994 to 1998, Mr. Kallett served as Vice President of Hidden Port Inc., a real estate investment and development company based in Baja California, Mexico.

LANCE PUTNAM -DIRECTOR-NOMINEE. Upon the effective date of the Merger, Mr. Putnam will be appointed to the Board of Directors of the Company. From 1995 to 1999, Mr. Putnam served as President of L. Putnam Investments, a personal investment company. Prior thereto, Mr. Putnam served as President of Isla de Uni, Inc., an export company based in Mexico, from 1994 to 1998. Mr. Putnam obtained a B.A. in Political Science from the University of California, Santa Barbara. He also studied Economics and International Business at the Universidad de Catolica in Santiago, Chile.

DEPENDENCE ON KEY MANAGEMENT

         The Company's performance depends substantially on the continued services and performance of its senior management and other key personnel. The Company's performance also depends on its ability to retain and motivate its other qualified officers and key employees.


                     REMUNERATION OF DIRECTORS AND OFFICERS


EXECUTIVE COMPENSATION

         The following table sets forth information concerning the compensation of the named executive officers for each of the Company's last three (3) fiscal years ended December 31.


                           SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION                                                            FISCAL
---------------------------                                                             YEAR            SALARY
                                                                                        ----            ------

Jennifer Worden, President and Director (1)                                             1998              $0
                                                                                        1997              $0

Daniel L. Hodges, President, Secretary, Treasurer and Director(2)                       1997              $0

John C. Stevenson, President and Director(3)                                            1997              $0
                                                                                        1996              $0

------------------

(1)  Ms. Worden resigned as President and Director of the Company in May 1999.
(2) Mr. Hodges resigned as President of the Company in October 1997 and resigned as Secretary, Treasurer and Director of the Company in May 1999.
(3) Mr. Stevenson resigned as President and Director of the Company in August 1997.


DIRECTOR COMPENSATION

         Directors of the Company do not receive cash compensation for their services as directors or members of committees of the Board of Directors, but are reimbursed for their reasonable expenses incurred in connection with attending meetings of the Board of Directors or management committees.

          SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         The following table sets forth information as of the date hereof with respect to the beneficial ownership of the Company's voting securities by (i) each person known by the Company to own beneficially 5% or more of its voting securities, (ii) each director and officer, or nominee for director or officer, of the Company, and (iii) all directors and officers, and nominees for director or officer, as a group. Unless otherwise indicated, each person listed has sole voting and investment power over the shares beneficially owned by him or her. Unless otherwise indicated, the address of each named beneficial owner is the same as that of the Company's principal executive offices located at 11166 Burbank Blvd., North Hollywood, California 91601.

                                                     SHARES BENEFICIALLY        PERCENTAGE BENEFICIALLY
NAME AND ADDRESS OF BENEFICIAL OWNER                        OWNED                          OWNED (1)
------------------------------------                 --------------------       -----------------------------
Frederick C. Phillips                                      44,550                           *
John Kookootsedes                                               0                           *
Dale A. Rorabaugh                                         218,400                          4.2%
Lance Putnam                                                    0                           *
Lawrence P. Kallett                                       849,149                         16.3%
John Honour                                             2,502,851                         48.1%
Don W. Johnston                                         1,000,000                         19.2%
All Directors and Officers as a Group (5 Persons)       1,112,099                         21.4%
--------------------

*    Represents less than one percent (1%) of the outstanding shares of Common
     Stock.
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Pursuant to the rules of the Securities and Exchange Commission, shares of Common Stock that each named person and group has the right to acquire within 60 days from the date hereof pursuant to options, warrants, conversion privileges or other rights, are deemed outstanding for purposes of computing shares beneficially owned by and the percentage ownership of each such person and group. However, such shares are not deemed outstanding for purposes of computing the shares beneficially owned by or percentage ownership of any other person or group.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         On September 25, 1999, pursuant to the terms of an asset exchange agreement, the Company acquired certain assets from John Honour, a principal shareholder of the Company. Pursuant to the terms of the asset exchange agreement, the Company issued a convertible promissory note in the aggregate principal amount of Four Hundred Thousand Dollars ($400,000) in exchange for the assets (the "Note"). The Note is convertible into Two Hundred Thousand (200,000) shares of Company Common Stock at an agreed value of $2.00 per share.

         In the opinion of the disinterested members of the Company's board of directors, the above transaction was fair and was made upon terms which were no less favorable to the Company than would have been obtained if negotiated with unaffiliated third-parties.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

         The Company's authorized capital stock consists of 100,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). Holders of shares of Common Stock are entitled to one vote per share at all meetings of stockholders. In the event of liquidation, dissolution or winding up of the Company, holders of the Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and payment of any preferred liquidation rights. As of December 15, 1999, there were approximately 5,200,000 shares of Common Stock issued and outstanding.


RESTRICTED STOCK

         Of the 5,200,000 shares of Common Stock outstanding, approximately 4,670,000 shares are deemed to be restricted securities under Rule 144 under the Securities Act of 1933, as amended. In general, under Rule 144, a person (or persons whose shares are aggregated), including an affiliate of the Company, who has beneficially owned restricted shares for at least one (1) year is entitled to sell within any three-month period, a number of shares that does not exceed one percent (1%) of the then outstanding shares of Common Stock, which will equal 52,000 shares as of the date hereof. Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice requirements.


TRANSFER AGENT

         The Company's transfer agent is Holladay Stock Transfer, Inc. located at 2939 North 67th Place, Scottsdale, Arizona 85251.

                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Prior to December 2, 1999, there was no trading market for Company's Common Stock. As of December 2, 1999, the Company's Common Stock has been traded on the "pink sheets." For the period from December 2, 1999 through December 15, 1999, the price for the Common Stock has ranged from $5.00 to $5.95 per share. There has been no solicitation of the sale or purchase of the Common Stock and currently no market-maker quotes a price for the Company's Common Stock.

         The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends on the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.


ITEM 2.  LEGAL PROCEEDINGS.

         As of the date hereof, the Company is not a party to any material pending legal proceeding and is not aware of any threatened legal proceeding.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         The following provides information concerning all sales of securities within the last three (3) years which were not registered under the Securities Act of 1933, as amended:

1. On August 15, 1997, in consideration for services rendered, the Company issued an aggregate of 830,000 shares of restricted Common Stock to the directors of the Company.

2. On July 20, 1999, pursuant to the terms of an acquisition agreement and plan of reverse merger, the Company issued an aggregate of 3,000,000 shares of restricted Common Stock to the shareholders of Stereo Vision Entertainment, Inc. which are currently being held in escrow by the Company pending completion of the Merger.

3. On September 25, 1999, pursuant to the terms of an asset exchange agreement, the Company issued a convertible promissory note to John Honour in the aggregate principal amount of $400,000 ("Note"). The Note was convertible into 200,000 shares of restricted Common Stock at an agreed value of $2.00 per share and has since been converted by Mr. Honour.

4. On October 26, 1999, pursuant to the terms of an asset purchase agreement, the Company issued a convertible promissory note to Don W. Johnston in the aggregate principal amount of $4,000,000 (the "Johnston Note"). The Johnston Note was convertible into 1,000,000 shares of restricted Common Stock at an agreed value of $4.00 per share and has since been converted by Mr. Johnston.


         No underwriter was involved in any of the above issuances of securities. All of the above securities were issued in reliance upon the exemptions set forth in Section 4(2) of the Securities Act (including, in certain instances Regulation D promulgated thereunder) on the basis that they were issued under circumstances not involving a public offering.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Articles of Incorporation, as amended, do not contain any provision regarding the indemnification of the Company's officers and directors. However, the Company's Bylaws do provide that the Company shall, to the fullest extent not prohibited by the Arizona Business Corporation Act, indemnify its directors, officers, employees and agents. The indemnification provided in the Bylaws is expressly deemed to not be exclusive of any other rights to which a person seeking indemnification may otherwise be entitled. The Company's indemnification obligation applies where the party to be indemnified acted in good faith and in a manner such party reasonably believed to be in, or not opposed to, the best interests of the Company.

                                    PART F/S

                              FINANCIAL STATEMENTS

                           KESTREL EQUITY CORPORATION
                           (FORMERLY ARIZONA TAXPROS &
                          INSURANCE WHOLESALERS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                           DECEMBER 31, 1998 AND 1997

                                       AND

                          OCTOBER 31, 1999 (UNAUDITED)

                                    CONTENTS


                                                                            Page
                                                                            ----

Independent Auditor's Report...............................................F - 1

Balance Sheets
  October 31, 1999 (Unaudited) and
  December 31, 1998 and 1997 ..............................................F - 2

Statements of Operations for the
   Ten Months Ended October 31, 1999 (Unaudited) and the
   Years Ended December 31, 1998 and 1997 .................................F - 3

Statement of Stockholders' Equity for the
   Ten Months Ended October 31, 1999 (Unaudited) and the
   Years Ended December 31, 1998 and 1997 .................................F - 4

Statements of Cash Flows for the
   Ten Months Ended October 31, 1999 (Unaudited) and the
   Years Ended December 31, 1998 and 1997 .................................F - 5

Notes to Financial Statements..............................................F - 7

INDEPENDENT AUDITOR'S REPORT

                                                                January 29, 1999
Board of Directors
Kestrel Equity Corporation
(Formerly Arizona Taxpros & Insurance Wholesalers, Inc.)
(A Development Stage Company)
Tucson, Arizona

         I have audited the accompanying balance sheets of Kestrel Equity Corporation, (Formerly Arizona Taxpros & Insurance Wholesalers, Inc.), (a development stage company) as of December 31, 1998 and 1997 and the related statements of operations, stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kestrel Equity Corporation, (Formerly Arizona Taxpros & Insurance Wholesalers, Inc.), (a development stage company) as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the two years then ended, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman
---------------------
Certified Public Accountant

                                            KESTREL EQUITY CORPORATION
                                            --------------------------
                             (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
                             --------------------------------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                                  BALANCE SHEETS
                                                  --------------


                                                             (Unaudited)                  December 31,
                                                             October 31,     --------------------------------------
                                                                1999                1998                1997
                                                          -----------------  ------------------  ------------------
Current Assets - Cash                                     $          4,432   $               -   $               -
Investments                                                        233,800                   -                   -
Intangible and Other Assets                                      4,000,000                   -                   -
                                                          -----------------  ------------------  ------------------

Total Assets:                                             $      4,238,232   $               -   $               -
                                                          =================  ==================  ==================

Liabilities
   Short-term Notes Payable                               $        415,793   $               -   $               -

Stockholders' Equity:
  Common Stock, $.001 Par value
    Authorized 100,000,000 shares,
    Issued 5,000,000 shares at October 31, 1999
    And 1,000,000 shares at December 31,
    1998 and 1997                                                    5,000               1,000               1,000
   Shares Held in Escrow for Merger                                 (3,000)                  -                   -
  Additional Paid in Capital                                     4,000,530               1,530               1,530
  Deficit Accumulated During the
    Development Stage                                             (180,091)             (2,530)             (2,530)
                                                          -----------------  ------------------  ------------------

     Total Stockholders' Equity                                  3,822,439                   -                   -
                                                          -----------------  ------------------  ------------------

     Total Liabilities and
       Stockholders' Equity                               $      4,238,232   $               -   $               -
                                                          =================  ==================  ==================

   The accompanying notes are an integral part of these financial statements.


                                            KESTREL EQUITY CORPORATION
                                            --------------------------
                             (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
                             --------------------------------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                             STATEMENTS OF OPERATIONS
                                             ------------------------

                                                                                                    (Unaudited)
                                                                                                     Cumulative
                                         (Unaudited)                                                   since
                                         For the Ten                                                 inception
                                        Months Ended               For the Years Ended                   of
                                         October 31,                  December 31,                  development
                                            1999                1998                1997               stage
                                      -----------------   -----------------  ------------------  ------------------
                                                     -                   -
Revenues:                             $                   $                  $               -   $               -

General & Administrative
   Expenses                                   (176,838)                  -                (830)           (179,368)
Other Income (Expense)
   Interest                                       (723)                  -                   -                (723)
                                      -----------------   -----------------  ------------------  ------------------

     Net Loss                         $       (177,561)   $              -   $            (830)  $        (180,091)
                                      =================   =================  ==================  ==================

Basic & Diluted loss per share        $          (0.18)   $              -   $               -
                                      =================   =================  ==================

   The accompanying notes are an integral part of these financial statements.


                                          KESTREL EQUITY CORPORATION
                                          --------------------------
                               (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
                               --------------------------------------------------------
                                         (A Development Stage Company)
                                         -----------------------------
                                       STATEMENT OF STOCKHOLDERS' EQUITY
                                       ---------------------------------

                                                                                                  Deficit
                                                                                                Accumulated
                                                                         Shares     Additional    During
                                                Common Stock            Held In      Paid In    Development
                                              Shares     Par Value       Escrow      Capital       Stage
                                           ------------ ------------  ------------ ------------ ------------
Balance December 31, 1995
   1994 and 1993                                     -  $         -   $         -  $         -  $         -
May 3, 1996 Issuance of Stock
  for services and payment of
  accounts payable                               1,700        1,700             -            -            -

Net Loss                                             -            -             -            -       (1,700)
                                           ------------ ------------  ------------ ------------ ------------
Balance at December 31, 1996
   As Originally reported                        1,700        1,700             -            -       (1,700)

Retroactive adjustment for 100 to
   1 forward stock split and change
   In par value to $.001 on August
   15, 1997                                    168,300       (1,530)            -        1,530            -
                                           ------------ ------------  ------------ ------------ ------------
Restated Balance December 31,
   1996                                        170,000          170             -        1,530       (1,700)

August 15, 1997 issued stock
   for services                                830,000          830             -            -            -

Net Loss                                             -            -             -            -         (830)
                                           ------------ ------------  ------------ ------------ ------------
Balance December 31, 1997                    1,000,000        1,000             -        1,530       (2,530)

Net Loss                                             -            -             -            -            -
                                           ------------ ------------  ------------ ------------ ------------
Balance December 31, 1998                    1,000,000        1,000             -        1,530       (2,530)

July 20, 1999 Shares issued and
   held in escrow for Merger                 3,000,000        3,000        (3,000)           -            -
October 30, 1999 issue stock in
   Exchange for Assets                       1,000,000        1,000                  3,999,000            -

Net Loss (Unaudited)                                 -                                       -     (177,561)
                                           ------------ ------------  ------------ ------------ ------------
Balance at October 31, 1999
(Unaudited)                                  5,000,000  $     5,000   $    (3,000) $ 4,000,530  $  (180,091)
                                           ============ ============  ============ ============ ============

   The accompanying notes are an integral part of these financial statements.


                                        KESTREL EQUITY CORPORATION
                                        --------------------------
                         (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
                         --------------------------------------------------------
                                        (A Development Stage Company)
                                        -----------------------------
                                          STATEMENTS OF CASH FLOWS
                                          ------------------------

                                                                                                       Cumulative
                                                     (Unaudited)                                          Since
                                                     For the Ten         For the Years Ended             Inception
                                                    Months Ended            December 31,                   of
                                                     October 31,    -------------------------------     Development
                                                        1999              1998              1997          Stage
                                                  ---------------   --------------- ---------------  ---------------
CASH FLOWS FROM OPERATING
-------------------------
ACTIVITIES:
-----------
Net Loss                                          $     (177,561)   $            -  $         (830)  $     (180,091)
Adjustments to reconcile net loss to net
cash used in operating activities:
   Issuance of common stock for expenses                       -                 -             830            2,530
                                                  ---------------   --------------- ---------------  ---------------
  Net Cash Used in operating activities                 (177,561)                -               -         (177,561)
                                                  ---------------   --------------- ---------------  ---------------

CASH FLOWS FROM INVESTING
-------------------------
ACTIVITIES:
-----------
   Purchase Investments                                 (233,800)                -                         (233,800)
                                                  ---------------   --------------- ---------------  ---------------
Net cash used in investing activities                   (233,800)                -               -         (233,800)
                                                  ---------------   --------------- ---------------  ---------------

CASH FLOWS FROM FINANCING
-------------------------
ACTIVITIES:
-----------
Proceeds from issuance
   of short-term notes                                   415,793                 -                          415,793
                                                  ---------------   --------------- ---------------  ---------------
Net Cash Provided by
   Financing Activities                                  415,793                 -                          415,793
                                                  ---------------   --------------- ---------------  ---------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                                4,432                 -                            4,432
Cash and Cash Equivalents
  at Beginning of Period                                       -                 -               -                -
                                                  ---------------   --------------- ---------------  ---------------
Cash and Cash Equivalents
  at End of Period                                $        4,432    $            -  $            -   $        4,432
                                                  ===============   =============== ===============  ===============


                                          KESTREL EQUITY CORPORATION
                                          --------------------------
                           (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
                           --------------------------------------------------------
                                         (A Development Stage Company)
                                         -----------------------------
                                     STATEMENTS OF CASH FLOWS (Continued)
                                     ------------------------------------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                        $          723    $            -  $            -   $            -
  Income taxes                                    $            -    $            -  $            -   $            -

SUPPLEMENTAL DISCLOSURE OF
--------------------------
NON-CASH INVESTING AND
----------------------
FINANCING ACTIVITIES:
---------------------

On October 26, 1999 the Company acquired 60% of the Carl Perkins' recording "Go
Cat Go", a 17 song compilation in exchange for a note payable in the amount of $4,000,000. On October 30, 1999 Mr. Johnston elected to convert the note to
1,000,000 shares of common stock.


   The accompanying notes are an integral part of these financial statements.

                           KESTREL EQUITY CORPORATION
                           --------------------------
            (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
            --------------------------------------------------------
                          (A Development Stage Company)
                          -----------------------------
                      NOTES TO FINANCIAL STATEMENTS FOR THE
                      -------------------------------------
                     YEARS ENDED DECEMBER 31, 1998 and 1997
                     --------------------------------------
                 (References to October 31, 1999 are Unaudited)
                 ----------------------------------------------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

         This summary of accounting policies for Kestrel Equity Corporation is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         The unaudited financial statements as of October 31, 1999 and for the ten months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the ten months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation
--------------------------------------

         The Company was incorporated under the laws of the State of Arizona on December 14, 1993 as Arizona Taxpros & Insurance Wholesalers, Inc. On September 30, 1997, the Company changed it's name to Kestrel Equity Corporation. The Company as of December 31, 1998 and 1997 is in the development stage, and has not commenced planned principal operations.

Nature of Business
------------------

         The Company intends to position itself to evolve into a vertically integrated, diversified global media entertainment company. The Company intends to acquire a number of diversified entertainment companies that will allow for the pursuit of opportunities currently available in the global marketplace.

         The Company anticipates generating revenues from several sources, including, production of new and existing 3-D feature films and providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet.

Cash and Cash Equivalents
-------------------------

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                           KESTREL EQUITY CORPORATION
                           --------------------------
            (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
            --------------------------------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------
                 (References to October 31, 1999 are Unaudited)
                 ----------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------


Pervasiveness of Estimates
--------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share
--------------

         The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:


                                                                                                    Per-Share
                                                              Income              Shares              Amount
                                                              ------              ------              ------
                                                           (Numerator)         (Denominator)

                               For the Ten Months Ended October 31, 1999 (Unaudited)
                               -----------------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $        (177,561)          1,003,289   $           (0.18)
                                                        ==================  ==================  ==================


                                       For the Year Ended December 31, 1998
                                       ------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $               -           1,000,000   $               -
                                                        ==================  ==================  ==================


                                       For the Year Ended December 31, 1997
                                       ------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $            (830)            486,082   $               -
                                                        ==================  ==================  ==================


         The effect of outstanding common stock equivalents would be anti-dilutive for December 31, 1998 and 1997 and are thus not considered.

                           KESTREL EQUITY CORPORATION
                           --------------------------
            (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
            --------------------------------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------
                 (References to October 31, 1999 are Unaudited)
                 ----------------------------------------------
                                   (Continued)
                                   -----------

NOTE 2 - INCOME TAXES
---------------------

         As of October 31, 1999, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $180,000 that may be offset against future taxable income through 2017. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 3 - DEVELOPMENT STAGE COMPANY
----------------------------------

         The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS
--------------------

         As of December 31, 1998 all activities of the Company have been conducted by corporate officers from their business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - GOING CONCERN
----------------------

         The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates that realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, the stockholders/officers and/or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - SUBSEQUENT EVENTS
--------------------------

         On December 3, 1999 the Company entered into an acquisition agreement and plan of reverse merger with Stereo Vision Entertainment, Inc. ("Stereo Vision"). The merger will be recorded as a reverse purchase. The outstanding common stock of Stereo Vision will be converted into 3,000,000 shares of the

                           KESTREL EQUITY CORPORATION
                           --------------------------
            (FORMERLY ARIZONA TAXPROS & INSURANCE WHOLESALERS, INC.)
            --------------------------------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------
                 (References to October 31, 1999 are Unaudited)
                 ----------------------------------------------
                                   (Continued)
                                   -----------

NOTE 6 - SUBSEQUENT EVENTS (Continued)
--------------------------------------

common stock of the Company, the surviving corporation. The 3,000,000 shares have been issued and are being held in escrow pending approval of the merger by the Company's shareholders at the Company's annual meeting to be held on December 27, 1999.

NOTE 7 - SHORT-TERM NOTES PAYABLE
---------------------------------

         Short-Term Notes consist of the following:
$88,000 note payable, due January 19, 2000 with interest at 10%.
$7,493 note payable, due on demand with interest at 10%.
$233,800 note payable due on demand with interest at 10%, convertible into
  200,000 shares.
$68,500 note payable is part of the merger - see note 6.
$18,000 notes payable due December 15, 1999 with interest at 10%.

         On October 26, 1999 the Company acquired 60% of the Carl Perkins' recording "Go Cat Go", a 17 song compilation in exchange for a note payable in the amount of $4,000,000. On October 30, 1999 Mr. Johnston elected to convert the note to 1,000,000 shares of common stock.

                        STEREO VISION ENTERTAINMENT, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                       -:-

                          INDEPENDENT AUDITOR'S REPORT

                                  JUNE 30, 1999

                                       AND

                          OCTOBER 31, 1999 (UNAUDITED)

                                    CONTENTS


                                                                            Page
                                                                            ----

Independent Auditor's Report...............................................F - 1

Balance Sheets
  October 31, 1999 (Unaudited) and
  June 30, 1999 ...........................................................F - 2

Statements of Operations for the
   Four Months Ended October 31, 1999 (Unaudited) and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 3

Statement of Stockholders' Equity for the
   Four Months Ended October 31, 1999 (Unaudited) and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 4

Statements of Cash Flows for the
   Four Months Ended October 31, 1999 (Unaudited) and the
   Period May 5, 1999 (inception) to June 30, 1999 ........................F - 5

Notes to Financial Statements..............................................F - 7

                          INDEPENDENT AUDITOR'S REPORT


Stereo Vision Entertainment, Inc.
(A Development Stage Company)


         We have audited the accompanying balance sheet of Stereo Vision Entertainment, Inc. (a development stage company) as of June 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the period May 5, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stereo Vision Entertainment, Inc. (a development stage company) as of June 30, 1999 and the results of its operations and its cash flows for the period May 5,1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

                                                 Respectfully submitted



                                                 /s/ Brent Davies
                                                 -----------------------------

                                                 Certified Public Accountants


Salt Lake City, Utah
December 4, 1999


                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                                 BALANCE SHEETS
                                 --------------

                                                             (Unaudited)
                                                             October 31,          June 30,
                                                                1999               1999
                                                          -----------------  -----------------
Current Assets - Cash                                     $          3,142   $          7,493
Inventory -  3-D Projects                                          350,000                  -
Fixed Assets:
   Office Equipment                                                 13,745             13,745
   3-D Projection Units & Lenses                                 3,306,900                  -
   Less Accumulated Depreciation                                    (1,145)              (229)
Intangible and Other Assets:
   Deposits                                                         68,500                  -
   Intellectual Property                                           100,000                  -
   Licensing & Distribution Rights                               1,760,000                  -
   Goodwill and Other Assets                                     1,120,500                  -
                                                          -----------------  -----------------

Total Assets:                                             $      6,721,642   $         21,009
                                                          =================  =================

Liabilities
   Accounts Payable                                       $        100,686   $         96,268
   Accrued Expenses                                                 15,485              3,718
   Short-term Notes Payable                                      6,947,400             61,000
                                                          -----------------  -----------------
      Total Liabilities                                          7,063,571            160,986
                                                          -----------------  -----------------

Stockholders' Equity:
  Common Stock, No Par value
    Authorized 25,000 shares,
    Issued 18,750 shares at October 31,
    1999 and at June 30, 1999                                        5,000              5,000
  Deficit Accumulated During the
    Development Stage                                             (346,929)          (144,977)
                                                          -----------------  -----------------

     Total Stockholders' Equity                                   (341,929)          (139,977)
                                                          -----------------  -----------------

     Total Liabilities and
       Stockholders' Equity                               $      6,721,642   $         21,009
                                                          =================  =================

   The accompanying notes are an integral part of these financial statements.


                                   STEREO VISION ENTERTAINMENT, INC.
                                   ---------------------------------
                                     (A Development Stage Company)
                                     -----------------------------
                                        STATEMENTS OF OPERATIONS
                                        ------------------------


                                                                                (Unaudited)
                                                                                 Cumulative
                                         (Unaudited)       For the Period          since
                                        For the Four         May 5, 1999         inception
                                        Months Ended       (Inception) to            of
                                         October 31,          June 30,          development
                                            1999                1999               stage
                                      -----------------   -----------------  -----------------
Revenues:                             $              -    $              -   $              -

Research & Development                        (161,000)                  -           (161,000)
General & Administrative
   Expenses                                    (29,185)           (141,259)          (170,444)
Other Income (Expense)
   Interest                                    (11,767)             (3,718)           (15,485)
                                      -----------------   -----------------  -----------------

     Net Loss                         $       (201,952)   $       (144,977)  $       (346,929)
                                      =================   =================  =================

Basic & Diluted loss per share        $         (10.77)   $          (7.73)
                                      =================   =================


   The accompanying notes are an integral part of these financial statements.


                                         STEREO VISION ENTERTAINMENT, INC.
                                         ---------------------------------
                                           (A Development Stage Company)
                                           -----------------------------
                                         STATEMENT OF STOCKHOLDERS' EQUITY
                                         ---------------------------------

                                                                            Deficit
                                                                          Accumulated
                                                                            During
                                               Common Stock               Development
                                             Shares       Value              Stage
                                           ----------- ------------    ---------------
May 5, 1999 Issuance of Stock
  for services and payment of
  accounts payable                             18,750  $     5,000     $            -
Net Loss                                            -            -           (144,977)
                                           ----------- ------------    ---------------

Balance at June 30, 1999                       18,750        5,000           (144,977)

Net Loss (Unaudited)                                -            -           (201,952)
                                           ----------- ------------    ---------------
Balance at October 31, 1999
(Unaudited)                                    18,750  $     5,000     $     (346,929)
                                           =========== ============    ===============

   The accompanying notes are an integral part of these financial statements.


                                            STEREO VISION ENTERTAINMENT, INC.
                                            ---------------------------------
                                              (A Development Stage Company)
                                              -----------------------------
                                                 STATEMENTS OF CASH FLOWS
                                                 ------------------------
                                                                                           Cumulative
                                                     (Unaudited)       For the Period         Since
                                                    For the Four         May 5, 1999        Inception
                                                    Months Ended        (inception) to         of
                                                     October 31,          June 30,         Development
                                                        1999                1999              Stage
                                                  -----------------   -----------------  -----------------
CASH FLOWS FROM OPERATING
-------------------------
ACTIVITIES:
-----------
Net Loss                                          $       (201,952)   $       (144,977)  $       (346,929)
Adjustments to reconcile net loss to net
cash used in operating activities:
   Depreciation and amortization                               916                 229              1,145
   Issuance of common stock for expenses                         -               5,000              5,000
Change in operating assets and liabilities:
   Accounts Payable                                          4,418              96,268            100,686
   Accrued Expenses                                         11,767               3,718             15,485
                                                  -----------------   -----------------  -----------------
  Net Cash Used in operating activities                   (184,851)            (39,762)          (224,613)
                                                  -----------------   -----------------  -----------------

CASH FLOWS FROM INVESTING
-------------------------
ACTIVITIES:
-----------
   Purchase of equipment                                (3,306,900)            (13,745)        (3,320,645)
   Purchase of Inventory -  3-D Projects                  (350,000)                  -           (350,000)
   Purchase Goodwill & Other Assets                     (3,049,000)                  -         (3,049,000)
                                                  -----------------   -----------------  -----------------
Net cash used in investing activities                   (6,705,900)            (13,745)        (6,719,645)
                                                  -----------------   -----------------  -----------------

CASH FLOWS FROM FINANCING
-------------------------
ACTIVITIES:
-----------
Proceeds from issuance
   of short-term notes                                   6,886,400              61,000          6,947,400
                                                  -----------------   -----------------  -----------------
Net Cash Provided by
   Financing Activities                                  6,886,400              61,000          6,947,400
                                                  -----------------   -----------------  -----------------

Net (Decrease) Increase in
  Cash and Cash Equivalents                                 (4,351)              7,493              3,142
Cash and Cash Equivalents
  at Beginning of Period                                     7,493                   -                  -
                                                  -----------------   -----------------  -----------------
Cash and Cash Equivalents
  at End of Period                                $          3,142    $          7,493   $          3,142
                                                  =================   =================  =================


                                            STEREO VISION ENTERTAINMENT, INC.
                                            ---------------------------------
                                              (A Development Stage Company)
                                              -----------------------------
                                           STATEMENTS OF CASH FLOWS (Continued)
                                           ------------------------------------


SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest                                        $                -  $              -   $              -
  Income taxes                                    $                -  $              -   $              -

SUPPLEMENTAL DISCLOSURE OF
--------------------------
NON-CASH INVESTING AND
----------------------
FINANCING ACTIVITIES:                             None
---------------------


   The accompanying notes are an integral part of these financial statements.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
               FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30,
               --------------------------------------------------
               1999 (References to October 31, 1999 are Unaudited)
               ---------------------------------------------------


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

         This summary of accounting policies for Stereo Vision Entertainment, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

         The unaudited financial statements as of October 31, 1999 and for the four months then ended reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly state the financial position and results of operations for the four months. Operating results for interim periods are not necessarily indicative of the results which can be expected for full years.

Organization and Basis of Presentation
--------------------------------------

         The Company was incorporated under the laws of the State of Nevada on May 5, 1999. The Company as of June 30, 1999 is in the development stage, and has not commenced planned principal operations.

Nature of Business
------------------

         The Company intends to position itself to evolve into a vertically integrated, diversified global media entertainment company. The Company intends to acquire a number of diversified entertainment companies that will allow for the pursuit of opportunities currently available in the global marketplace.

         The Company anticipates generating revenues from several sources, including, production of new and existing 3-D feature films and providing integrated solutions to help organizations broadcast audio, video, 3-D video, animation, and 3-D animation and music over the Internet.

Cash and Cash Equivalents
-------------------------

         For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
               FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30,
               --------------------------------------------------
               1999 (References to October 31, 1999 are Unaudited)
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Loss per Share
--------------

         The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                                                                                     Per-Share
                                                              Income              Shares               Amount
                                                              ------              ------               ------
                                                           (Numerator)         (Denominator)

             For the Four Months ended October 31, 1999 (Unaudited)
             ------------------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $        (201,952)              18,750   $          (10.77)
                                                        ==================  ===================  ==================


                 Period May 5, 1999 (inception) to June 30, 1999
                 -----------------------------------------------
BASIC LOSS PER SHARE
Loss to common shareholders                             $        (144,748)              18,750   $           (7.73)
                                                        ==================  ===================  ==================

         The effect of outstanding common stock equivalents would be anti-dilutive for June 30, 1999 and are thus not considered.

Pervasiveness of Estimates
--------------------------

         The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
----------------------

         Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, principally on a straight-line basis from 3 to 5 years.

         Upon sale or other disposition of property and equipment, the cost and related accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the determination of income or loss.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
               FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30,
               --------------------------------------------------
               1999 (References to October 31, 1999 are Unaudited)
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Property and Equipment (continued)
----------------------------------

         Expenditures for maintenance and repairs are charged to expense as incurred. Major overhauls and betterments are capitalized and depreciated over their useful lives.

Inventory - 3-D Projects
------------------------

         Motion picture inventory consists of (a) costs of acquisition of story rights, (b) pre-production costs, (c) principal photography costs, and (d) post-production costs. Production costs are accounted for on a film-by-film basis. Amortization of production costs and other amortizable amounts (including talent participation compensation) begins with the lease of the film for exhibition purposes. At October 31, 1999 all film inventories are in process. It is expected that more than 60% of the costs will be amortized within three years of the lease of the film.

Amortization of Goodwill and Other Intangible Assets
----------------------------------------------------

         Intellectual Property has been recorded at their acquisition cost and are amortized to operations over their estimated useful lives of ten years. Amortization is computed on the straight-line method.

         Goodwill, Licensing & Distribution Rights were created by the excess of the purchase price over the cost of the acquisitions made in 1999, and are amortized on a straight-line basis over five years. Costs for maintenance and customer support are charged to operations when incurred, or when the related revenue is recognized, whichever occurs first. Management regularly assesses the carrying amount of intangible assets and where, in their opinion, the value is less than the carrying amount, the loss is recognized immediately. Unamortized Licensing & Distribution costs that have been capitalized are reported at net realizable value.

         The company has implemented the provisions of SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets Disposed of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
               FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30,
               --------------------------------------------------
               1999 (References to October 31, 1999 are Unaudited)
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
--------------------------------------------------------------------------------

Amortization of Goodwill and Other Intangible Assets (continued)
----------------------------------------------------------------

whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the assets and its eventual disposition (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

NOTE 2 - INCOME TAXES
---------------------

         As of June 30, 1999, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $140,000 that may be offset against future taxable income through 2014. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 3 - DEVELOPMENT STAGE COMPANY
----------------------------------

         The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage.

NOTE 4 - COMMITMENTS
--------------------

         As of June 30, 1999 all activities of the Company have been conducted by corporate officers from their business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities.

NOTE 5 - COMMON STOCK TRANSACTIONS
----------------------------------

         The Company was initially incorporated to allow for the issuance of up to 25,000 shares of no par value common stock. At inception, the Company issued 18,750 shares of common stock to its officers and directors for services performed and payments made on the Company's behalf during its formation. This transaction was valued at approximately $0.27 per share or an aggregate $5,000.

                        STEREO VISION ENTERTAINMENT, INC.
                        ---------------------------------
                          (A Development Stage Company)
                          -----------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------
               FOR THE PERIOD MAY 5, 1999 (INCEPTION) TO JUNE 30,
               --------------------------------------------------
               1999 (References to October 31, 1999 are Unaudited)
               ---------------------------------------------------
                                   (Continued)
                                   -----------

NOTE 6 - SHORT-TERM NOTES PAYABLE
---------------------------------

         Short-Term Notes in the Amount of $61,000 are due December 15, 1999 with interest at 10%.

         On December 3, 1999 the unsecured promissory note to Chris and Marjorie Condon in the amount of $6,787,400 was converted to 6,250 shares of common stock.

NOTE 7 - SUBSEQUENT EVENTS
--------------------------

         On December 3, 1999 the Company entered into an acquisition agreement and plan of reverse merger with Kestrel Equity Corporation. By virtue of the merger, the Company's 25,000 shares will be converted into 3,000,000 shares of common stock of the surviving corporation. The acquisition will be accounted for as a purchase transaction. The 3,000,000 shares of common stock have been issued and are being held in escrow pending approval of the merger by Kestrel Equity Corporation's stockholders.

           UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

         On December 3, 1999 Kestrel Equity, Inc. ("Kestrel") and Stereo Vision Entertainment, Inc. ("Stereo Vision") executed the Merger Agreement that provides for the Merger of Stereo Vision with and into Kestrel. See "The Merger." The following unaudited pro forma condensed combined financial statements are based on the October 31, 1999 historical consolidated financial statements of Kestrel and Stereo Vision contained elsewhere herein, giving effect to the transaction under the purchase method of accounting, with Stereo Vision treated as the acquiring entity for financial reporting purposes. The unaudited pro forma condensed combined balance sheet presenting the financial position of the Surviving Corporation assumes the purchase occurred as of October 31, 1999. The unaudited pro forma condensed combined statement of operations presents the results of operations of the Surviving Corporation, assuming the merger was completed on January 1, 1999.

         The unaudited pro forma condensed combined financial statements have been prepared by management of Kestrel and Stereo Vision based on the financial statements included elsewhere herein. The pro forma adjustments include certain assumptions and preliminary estimates as discussed in the accompanying notes and are subject to change. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. These pro forma financial statements should be read in conjunction with the accompanying notes and the historical financial information of both Kestrel and Stereo Vision (including the notes thereto) included in this Form 10-SB General Form for Registration of Securities of Small Business Issuers. See "FINANCIAL STATEMENTS."


                                    UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                    -------------------------------------------
                                                 October 31, 1999
                                                 ----------------

                                                                             Stereo
                                                          Kestrel            Vision                                Pro Forma
                                                          Equity,         Entertainment         Pro Forma           Combined
                                                            Inc.               Inc.            Adjustments           Balance
                                                      -----------------  -----------------  -----------------   -----------------
ASSETS
------
Current Assets                                        $          4,432   $          3,142   $              -    $          7,574
Fixed Assets (net)                                                   -          3,319,500                  -           3,319,500
Investments                                                    233,800            350,000                  -             583,800
Intangible and Other Assets                                  4,000,000          3,049,000            (68,500) A        6,980,500
                                                      -----------------  -----------------  -----------------   -----------------

     Total Assets                                     $      4,238,232   $      6,721,642   $        (68,500)   $     10,891,374
                                                      =================  =================  =================   =================

LIABILITIES AND STOCKHOLDERS'
-----------------------------
EQUITY
------
Accounts Payable & Accrued Expenses                                  -            116,171                  -             116,171
Short-term Notes Payable                                       415,793          6,947,400            (68,500) A
                                                                                                  (6,787,400) B          507,293
                                                      -----------------  -----------------  -----------------   -----------------
    Total Liabilities                                          415,793          7,063,571         (6,855,900)            623,464
                                                      -----------------  -----------------  -----------------   -----------------

Stockholders' Equity:
  Common Stock                                                   2,000              5,000                750  B
                                                                                                      (2,750) C            5,000
  Additional Paid in Capital                                 4,000,530                  -          6,786,650  B
                                                                                                    (177,341) C       10,609,839
  Deficit Accumulated During the
     Development Stage                                        (180,091)          (346,929)           180,091  C         (346,929)
                                                      -----------------  -----------------  -----------------   -----------------
     Total Stockholders' Equity (Deficit)                    3,822,439           (341,929)         6,787,400          10,267,910
                                                      -----------------  -----------------  -----------------   -----------------

     Total Liabilities and Stockholders' Equity       $      4,238,232   $      6,721,642   $        (68,500)   $     10,891,374
                                                      =================  =================  =================   =================


            See accompanying notes to unaudited pro forma condensed
                         combined financial statements.


                                   UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                                   --------------------------------------------
                                     FOR THE TEN MONTHS ENDED OCTOBER 31, 1999
                                     -----------------------------------------

                                                                               Stereo
                                                          Kestrel             Vision                                 Pro Forma
                                                          Equity,         Entertainment         Pro Forma            Combined
                                                            Inc.               Inc.            Adjustments            Balance
                                                      -----------------  -----------------  -----------------     ----------------

Revenues:                                             $              -   $              -   $              -      $             -

Expenses:
   Research & Development                                            -            161,000                                 161,000
   General & Administrative                                    176,838            170,444                                 347,282
   Other Expense - Interest                                        723             15,485                  -               16,208
                                                      -----------------  -----------------  -----------------     ----------------

Net Loss                                              $       (177,561)  $       (346,929)  $              -      $      (524,490)
                                                      =================  =================  =================     ================

Loss per share                                        $          (0.09)  $          (0.12)                        $         (0.10)

Weighted average shares outstanding                          2,000,000          3,000,000                               5,000,000


             See accompanying notes to unaudited pro forma condensed
                         combined financial statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
      --------------------------------------------------------------------

(1)      GENERAL

In the merger, Stereo Vision will be merged with and into Kestrel, with the shares of outstanding Stereo Vision Common Stock converted into an aggregate of approximately 3,000,000 shares, or approximately 60% of the New Common Stock outstanding subsequent to the Merger, subject to certain adjustments. As part of the merger, the name of Kestrel will be changed to Stereo Vision Entertainment, Inc. Kestrel has not yet performed a detailed evaluation and appraisal of the fair market value of the net assets sold in order to allocate the purchase price among the assets sold. For purposes of preparing these pro forma financial statements, certain assumptions as set forth in the notes to the pro forma adjustments have been made in allocating the sales price to the net assets sold. As such, the pro forma adjustments discussed below are subject to change based on final appraisals and determination of the fair market value of the assets and liabilities of Kestrel.


(2)      FISCAL YEAR ENDS

         The unaudited pro forma condensed combined statements of operations for the ten months ended October 31, 1999, include Kestrel's and Stereo Vision's operations on a common fiscal year. The financial statements of Stereo Vision have been conformed to the fiscal year ended December 31, 1999 by including the operating results of Stereo Vision for the period May 5, 1999 (inception) to June 30, 1999 and including such results for the four months ended October 31, 1999.


(3)      PRO FORMA ADJUSTMENTS

         The adjustments to the accompanying unaudited pro forma condensed combined balance sheet as of October 31, 1999, are described below:

         (A) Elimination of intercompany receivable and payable

         (B) Adjustment to reflect conversion of $6,787,400 short-term note to 750,000 shares of newly issued shares of New Common Stock pursuant to previously outstanding stock conversion agreement. The exercise of this conversion has been reflected due to its connection with the Merger Agreement.

         (C) Record merger by converting Stereo Vision Common stock and Kestrel Stock to newly issued shares of New Common Stock, par value $0.001 per share.

         The adjustments to the accompanying unaudited pro forma condensed combined statements of operations are described below:

         There are no anticipated adjustments to the statements of operations as a result of the merger.

                                    PART III


ITEM 1.  INDEX TO EXHIBITS

2.1 Acquisition Agreement and Plan of Reverse Merger by and between Stereo Vision Entertainment, Inc. and Kestrel Equity Corporation, dated December 3, 1999.

3.1 Articles of Incorporation of the Company filed with the State of Arizona on December 14,1993.

3.2 Articles of Amendment of Articles of Incorporation of the Company filed with the State of Arizona on June 18, 1997.

3.3 Articles of Amendment of Articles of Incorporation of the Company filed with the State of Arizona on September 30, 1997.

3.4      Bylaws of the Company.

4.1      Specimen Stock Certificate.

10.1 Asset Exchange Agreement by and between Kestrel Equity Corporation and John Honour, dated September 25,1999.*

10.2 Asset Purchase Agreement by and between Kestrel Equity Corporation and Don W. Johnston, dated October 26,1999.*

27.1     Financial Data Schedule

------------------

*  To be filed by amendment.



ITEM 2.  DESCRIPTION OF EXHIBITS

Inapplicable

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                           KESTREL EQUITY CORPORATION
                           --------------------------
                                  (Registrant)


Date: December 16, 1999



By: /s/ Frederick C. Phillips
   -------------------------------
Name: Frederick C. Phillips
Title: President and Director